Exhibit 99.2

CASINO GROUP SHAREHOLDERS’ AGREEMENT RELATING TO ALMACENES ÉXITO S.A. DATED 9 AUGUST 2023
Between CASINO, GUICHARD-PERRACHON SEGISOR GEANT INTERNATIONAL B.V. HELICCO PARTICIPAÇÕES LTDA. And COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO gpa 2 EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

TABLE OF CONTENTS

1.	DEFINITIONS		3
2.	UNDERTAKINGS REGARDING THE GOVERNANCE OF ÉXITO		5
	2.1.	Board of Directors composition	5
	2.2.	Undertakings regarding voting on Board of Directors’ matters and Éxito Shareholders’ Meeting resolutions	6
3.	TRANSFER OF COMPANY SECURITIES		7
	3.1.	Permitted Transfers	7
	3.2.	Right of First Refusal	7
	3.3.	Drag-Along	9
	3.4.	Tag-Along Right	10
4.	MISCELLANEOUS		12
	4.1.	Term; Termination	12
	4.2.	Notices	12
	4.3.	Confidentiality	13
	4.4.	Law and jurisdiction	13

i

THIS SHAREHOLDERS’ AGREEMENT is entered into on 9th August 2023,

BETWEEN

(1)	CASINO, GUICHARD-PERRACHON, a société anonyme, organized under the laws of France, having its registered office at 1, Cours Antoine Guichard 42000 Saint-Etienne, registered with the companies’ registry of Saint-Etienne under number 554 501 171, represented by Mr Jean-Yves Haagen, duly authorized for the purposes hereof, being hereinafter referred to as “CGP”;

(2)	SEGISOR, a société par actions simplifiée, organized under the laws of France, having its registered office at 1, Cours Antoine Guichard 42000 Saint-Etienne, registered with the companies’ registry of Saint-Etienne under number 423 944 677, represented by Mr Pascal Rivet, duly authorized for the purposes hereof,

(3)	GEANT INTERNATIONAL B.V., a besloten vennootschap organized under the laws of the Netherlands, having its registered office at Stravinskylaan 3051, 1077 ZX, Amsterdam, The Netherlands, registered with the companies’ registry RSIN under number 8046.39.796, represented by Mr Pascal Rivet, duly authorized for the purposes hereof,

(4)	HELICCO PARTICIPAÇÕES LTDA., a limited liability company, organized under the laws of Brazil, with its registered office at Rua Libero Badaró, No. 293, 27º andar, 27-D, sala 53, in the city of São Paulo, state of São Paulo, enrolled with the National Corporate Taxpayers Registry (CNPJ) under number 12.972.326/0001-60, herein represented in the terms of its articles of incorporation,

The parties listed in paragraphs (1) to (4) are hereafter collectively referred to as “Casino”;

AND

(5)	COMPANHIA BRASILEIRA DE DISTRIBUIÇãO, a corporation organized under the laws of Brazil, with its registered office at Avenida Brigadeiro Luís Antônio, No. 3.142, in the city of São Paulo, state of São Paulo, enrolled with the National Corporate Taxpayers Registry (CNPJ) under number 47.508.411/0001-56, herein represented in the terms of its articles of incorporation, being hereinafter referred to as “GPA”;

(6)	GPA 2 EMPREENDIMENTOS E PARTICIPAÇÕES LTDA., a limited liability company organized under the laws of Brazil, with its registered office at Avenida Brigadeiro Luís Antônio, No. 3.172, 3º andar, in the city of São Paulo, state of São Paulo, enrolled with the National Corporate Taxpayers Registry (CNPJ) under number 11.666.221/0001-10, herein represented in the terms of its articles of incorporation, together with GPA being hereinafter collectively referred to as the “GPA Éxito Holders”;

Casino and the GPA Éxito Holders are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

RECITALS

(A)	Casino is the controlling shareholder of GPA by virtue of the 101,181,525 GPA common shares and 9,295,047 GPA ADRs it holds representing 40.89% of the share capital and voting rights of GPA, the remainder of GPA’s share capital being held by third party investors comprising the free float. In turn, the GPA Éxito Holders currently hold, directly and indirectly, 1,252,679,829 Company Securities representing 96.52% of the voting share capital of Almacenes Éxito S.A., (“Éxito” or the “Company”), a company organized under the laws of Colombia. Casino thus holds through GPA the ultimate control over Éxito.

(B)	In order to render both Éxito and GPA directly accessible to investors as pure players in their respective markets, a share capital reduction of GPA reimbursed in Company Securities (the “Transaction”) shall be carried out, as a result of which Casino will hold approximately 34% of the share capital and voting rights of Éxito (the “CGP-Held Stake”) and the GPA Éxito Holders will approximately retain a 13% stake in Éxito (the “GPA-Held Stake”), therefore having a combined ownership of approximately 47%.

(C)	The Parties have decided to enter into this shareholders’ agreement (the “Agreement”) in order to structure the exercise by the Casino Group of its continuing control over Éxito post Transaction and to provide for certain rights and obligations regarding any future partial or full disposal by the Parties of their respective stake in Éxito.

THE PARTIES HEREBY AGREE AS FOLLOWS

1.	DEFINITIONS

For the purpose of this Agreement, the following capitalized terms shall have the following meanings:

“ADR”	means American Depositary Receipt;

“Affiliate”	means, in relation to a Person, an Entity that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person;

“Agreement”	shall have the meaning set forth in the Preamble;

“BDR”	means Brazilian Depositary Receipt;

“Board of Directors”	means the board of directors of the Company;

“Business Day”	means a day on which the regulated markets of Bolsa de Valores de Colombia in Bogota, B3 S.A. – Brasil, Bolsa, Balcão in São Paulo and the New York Stock Exchange in New York are open for trading;

“Casino”	shall have the meaning set forth in the Preamble;

“Casino Group”	means all Affiliates of Casino, including GPA but excluding the Company for the purposes hereof;

“CGP”	shall have the meaning set forth in the Preamble;

“CGP-Held Stake”	shall have the meaning set forth in the Preamble;

“Company” or “Éxito”	shall have the meaning set forth in the Preamble;

“Company Securities”	means the common shares (acciones ordinarias) issued by the Company and listed on the Bolsa de Valores de Colombia, or BDRs or ADRs representing such common shares, as well as any other voting or non-voting equity securities of the Company, if any;

”Control”	means, in relation to an Entity, the direct or indirect control of such Entity within the meaning of paragraph I and II of Article L. 233-3 of the French Commercial Code, as well as, more generally, the possession, directly or indirectly, of the ability to dictate how an Entity exercises its decision-making power, through ownership of shares, voting rights or other securities, by contract, or otherwise. The terms “Controlled”, “Controlling” and, more generally, any word deriving from the word “Control” shall have meanings correlative to the foregoing;

“Drag-Along Event”	shall have the meaning set forth in Article 3.3.1;

“Drag-Along Right”	shall have the meaning set forth in Article 3.3.1;

”Effective Date”	shall have the meaning set forth in Article 4.1.1;

“Entity”	means any legal entity, firm, partnership, association, company (including a limited liability company), corporation, joint venture, trust, unincorporated organization, pension fund, government or any agency, instrumentality or political subdivision thereof, investment fund or other entity;

“Éxito Shareholders’ Meeting”	means any meeting (whether ordinary or extraordinary, annual or special and whether or not an adjourned or postponed meeting) of shareholders of the Company, however called;

“GPA”	shall have the meaning set forth in the Preamble;

“GPA Éxito Holders”	shall have the meaning set forth in the Preamble;

“GPA-Held Stake”	shall have the meaning set forth in the Preamble;

“Offered Securities”	shall have the meaning set forth in Article 3.2.2(ii);

“Party”	shall have the meaning set forth in the Preamble;

“Permitted Transfer”	means any Transfer listed in Article 3.1.1;

“Person”	means any natural person or Entity;

“Preamble”	means the preamble of this Agreement;

“Proportional Tag Along Right”	shall have the meaning set forth in Article 3.4.1;

“Pro Rata Portion”	shall have the meaning set forth in Article 3.4.1;

“Right of First Refusal”	shall have the meaning set forth in Article 3.2.1;

“ROFR Exercise Notice”	shall have the meaning set forth in Article 3.2.2(iv);

“ROFR Exercise Period”	shall have the meaning set forth in Article 3.2.2(iv);

“ROFR Transfer”	shall have the meaning set forth in Article 3.2.1;

“ROFR Transfer Notice”	shall have the meaning set forth in Article 3.2.2(i);

“Specific Matters”	means (i) the designation or appointment of Exito’s Chief Financial Officer/Vicepresidente Financiero; and (ii) decisions on dividend policy, dividend distributions or other distributions which materially diverge from Éxito’s past practice;

“Tag Along Event”	shall have the meaning set out in Article 3.4.2;

“Tag-Along Notice”	shall have the meaning set out in Article 3.4.5;

“Tag-Along Right”	shall have the meaning set out in Article 3.4.1;

“Third Party”	means any Person who is not party to this Agreement and not an Affiliate;

“Total Tag-Along Right”	shall have the meaning set forth in Article 3.4.1;

“Transaction”	shall have the meaning set out in the Preamble;

“Transfer”	means a transfer of Company Securities on and through the relevant stock market to a Third-Party, a Party or an Entity of the Casino Group. The term “Transferred” and, more generally, any word deriving from the word “Transfer” shall have meanings correlative to the foregoing;

“Transfer Notice”	shall have the meaning set forth in Article 3.3.2 or 3.4.2, as applicable;

“Transferee”	shall have the meaning set forth in Article 3.3.1 or 3.4.2, as applicable;

“Transferred Securities”	shall have the meaning set forth in Article 3.3.2 or 3.4.2, as applicable.

2.	UNDERTAKINGS REGARDING THE GOVERNANCE OF ÉXITO

2.1.	Board of Directors composition

2.1.1.	The Parties note the current organization and composition of the Board of Directors described below and see no need to make any changes thereto merely as a result of the Transaction:

Current Board composition: nine (9) directors of which:

(i)	six (6) have been appointed initially as non-independent GPA appointees in accordance with the electoral quotient (“cuociente electoral”) system;

(ii)	three (3) qualify as independent and have been appointed with the favorable vote of GPA.

2.1.2.	When the Board of Directors shall need to be renewed, as a result of the expiration of its current term or for any other reason, or any vacancy needs to be filled or director needs to be replaced, CGP shall determine the candidate or candidates for Board appointment, independent or not, depending on the vacancy/ies to be filled, to be put forth to the Éxito Shareholders’ Meeting for appointment; in so doing, CGP shall consult with GPA, take into account and give due consideration to any suggestions GPA may have with respect to such candidates.

2.1.3.	In all elections of the Board of Directors where the electoral quotient (cuociente electoral) applies, and provided (i) a single slate of directors is put forth to the Éxito Shareholders’ Meeting and (ii) the GPA Éxito Holders hold more than 10% of the shares and voting rights of the Company, at least one person proposed by GPA and acceptable to both Parties shall be included by CGP in the last line of the slate of candidates put forth for appointment by the Éxito Shareholders’ Meeting.

2.1.4.	Each Party shall at the Éxito Shareholders’ Meeting:

(i)	attend directly or through a duly authorized representative so as to cause the entirety Company Securities it holds to be counted as present thereat for purposes of establishing a quorum, and

(ii)	vote (or cause to be voted), in person or by proxy, all Company Securities (whether acquired heretofore or hereafter) that are owned by such Party or its Affiliates or as to which such Party has, directly or indirectly, the right to vote or direct the voting, in favor of the candidate or slate of candidates put forth by CGP in accordance with Articles 2.1.2 and 2.1.3 above.

2.2.	Undertakings regarding voting on Board of Directors’ matters and Éxito Shareholders’ Meeting resolutions

2.2.1.	General approach

(i)	Without prejudice to the provisions of Article 2.2.2. below regarding Specific Matters, prior to any Board of Directors’ meeting or Éxito Shareholders’ Meeting, CGP shall – before its determination of the Casino Group position – consult with GPA and consider in good faith any suggestions GPA may have with respect to the matters to be decided in such Board of Directors’ meeting or Éxito Shareholders’ Meeting.

(ii)	Once the aforementioned determination of the Casino Group position is communicated by CGP, the Parties shall make their reasonable efforts so that their appointee directors vote, and shall cause their representative in the corresponding Éxito Shareholders’ Meeting to vote, as applicable, in a manner consistent with such Casino Group position according to the undertakings abovementioned in Article 2.1.4.

2.2.2.	Specific Matters

(i)	As long as the GPA Éxito Holders hold more than 10 % of the share capital and voting rights of Éxito, CGP and GPA shall, prior to any Board of Directors’ meeting or Éxito Shareholders’ Meeting where a Specific Matter will be discussed and/or voted upon, consult and confer with each other in view of determining the Casino Group’s position.

(ii)	Should such consultations reveal a difference between CGP’s and GPA’s position with respect to the Specific Matter being considered, the matter will be submitted to the Chief Executive Officers of CGP and GPA for final determination of the Casino Group’s position ahead of the corresponding Board of Directors’ meeting or Éxito Shareholders’ Meeting.

(iii)	Once the aforementioned determination of the Casino Group position is made, if need be as a result of the escalation to the two Chief Executive Officers, the Parties shall make their reasonable efforts so that their appointee directors vote, and shall cause their representative in the corresponding Éxito Shareholders’ Meeting to vote, as applicable, in a manner consistent with such Casino Group position according to the undertakings abovementioned in Article 2.1.4.

3.	TRANSFER OF COMPANY SECURITIES

3.1.	Permitted Transfers

3.1.1.	The following Transfers of Company Securities shall not be subject to the Right of First Refusal, the Tag-Along Right and the Drag-Along Right (the “Permitted Transfers”):

(i)	any Transfer of Company Securities between the Parties;

(ii)	any Transfer of Company Securities to an Affiliate, provided that, (a) the transferee adheres to this Agreement with the same rights and obligations as the transferring Party, (b) the transferring Party undertakes to cause the transferee to comply with its obligations under this Agreement and remains jointly liable for the performance of such obligations, and (c) the transferee undertakes to Transfer the relevant Company Securities back to the transferring Party (or an Affiliate), which undertakes to purchase them (or cause its Affiliates to purchase them), before it ceases to be an Affiliate;

(iii)	any Transfer of Company Securities completed with the prior written consent of all the other Parties waiving explicitly their rights under this Agreement;

provided, in each case, that any transferee of Company Securities which is not a Party to this Agreement shall become a Party thereto by executing the adherence agreement substantially in the form set out in Schedule 3.1.1.

3.1.2.	A transferor shall notify the other Parties of any contemplated Permitted Transfer at least ten (10) Business Days before the date of completion of the Permitted Transfer, indicating the details of the relevant transferee and the number of Company Securities to be Transferred and providing such information as may be reasonably required to verify that the proposed Transfer qualifies as a Permitted Transfer.

3.2.	Right of First Refusal

3.2.1.	Except in the event of a Permitted Transfer, CGP shall benefit from a right of first refusal (the “Right of First Refusal”) in the event a GPA Éxito Holder intends to Transfer all or part of the Company Securities it holds (the “ROFR Transfer”) in accordance with the terms and conditions set out in this Article 3.2.

3.2.2.	Transfer of Company Securities

(i)	In case a GPA Éxito Holder wishes to carry out a ROFR Transfer, such GPA Éxito Holder shall send to CGP a notice notifying its intention to carry out such ROFR Transfer in order to allow CGP to exercise its Right of First Refusal in accordance with the provision of this Article 3.2 (the “ROFR Transfer Notice”).

(ii)	The ROFR Transfer Notice shall include (i) the number and nature of Company Securities to be sold (the “Offered Securities”) and (ii) the price per Company Security at which the GPA Exito Holder would be prepared to sell the Offered Securities to CGP (excluding any registration duties or financial transaction tax that may be due as a result of the Transfer of the Offered Securities, as the case may be), it being specified that such price may not be lower than the weighted average of the Company Securities’ trading price on the relevant regulated market (i.e. where the Offered Securities are normally traded by virtue of their form) over the then most recently transpired 10 (ten) Business Days.

(iii)	The ROFR Transfer Notice shall be deemed to be an irrevocable offer by the GPA Éxito Holder to sell the Offered Securities to CGP, in accordance with the terms and conditions set out in the ROFR Transfer Notice, conditioned only to the prior notice to the Colombian Superintendence of Finance required under Article 6.15.1.1.3 of Colombian Decree 2555 of 2010.

(iv)	CGP shall have a period of five (5) Business Days (extended to ten (10) Business Days in case the number of Offered Securities represents more than five per cent (5%) of the share capital of the Company on the date of the ROFR Transfer Notice, as calculated on the basis of the last publicly available total number of shares of the Company) after receipt of the ROFR Transfer Notice (the “ROFR Exercise Period”) to notify the GPA Éxito Holder by e-mail (the “ROFR Exercise Notice”) of its intent with regard to the notified ROFR Transfer.

3.2.3.	Exercise of the Right of First Refusal

(i)	Should CGP decide to exercise its Right of First Refusal, the ROFR Exercise Notice shall indicate CGP’s acceptance of the offer to purchase the Offered Securities, at the price and upon the conditions set out in the ROFR Transfer Notice, it being specified that:

a)	the Offered Securities shall only be purchased for a consideration in cash;

b)	the ROFR Exercise Notice may only be validly served if CGP undertakes to purchase, directly or indirectly, all the Offered Securities;

c)	CGP shall be entitled to substitute any Affiliate of its choice for the purchase of all or part of the Offered Securities; and

d)	such ROFR Exercise Notice shall be deemed to be an irrevocable commitment to purchase the Offered Securities, in accordance with the terms and conditions set out in the ROFR Transfer Notice, conditioned only to the prior notice to the Colombian Superintendence of Finance required under Article 6.15.1.1.3 of Colombian Decree 2555 of 2010.

(ii)	In the event CGP exercises its Right of First Refusal in accordance with the provisions of this Article 3.2, the Transfer of the Offered Securities and payment of the corresponding purchase price shall take place (a) if the Offered Securities are ADRs or BDRs, promptly after the GPA Éxito Holder receives the ROFR Exercise Notice, according to applicable regulations, or (b) if the Offered Securities are traded in the Colombian stock exchange (Bolsa de Valores de Colombia), on the first Business Day after the expiration of the 5-days period set forth in Article 6.15.1.1.3 of Colombian Decree 2555 of 2010, as it may be extended upon request of the Colombian Superintendence of Finance, has lapsed.

3.2.4.	Non-exercise of the Right of First Refusal

(i)	In the event where CGP:

a)	does not send a ROFR Exercise Notice within the ROFR Exercise Period or

b)	indicates that it does not intend to exercise its Right of First Refusal or the Right of First Refusal is not exercised with respect to all Offered Securities,

the GPA Éxito Holder shall be permitted to, in accordance with applicable securities regulations, Transfer all (and not less than all) Offered Securities on the relevant regulated market within no more than the ten (10)-Business Days period immediately following the expiry of the ROFR Exercise Period.

(ii)	The decision by CGP not to exercise the Right of First Refusal shall not preclude it from bidding for the Offered Securities on the market once the GPA Éxito Holder has placed its order on the market.

3.3.	Drag-Along

3.3.1.	Under and subject to the conditions set out in this Article 3.3 and applicable Colombian public acquisition offer (oferta pública de adquisicón – OPA) regulations, as the case may be, if Casino receives from a bona fide Third Party (the “Transferee”) an offer for the CGP-Held Stake or an offer for both the CGP-Held Stake and the GPA-Held Stake (such situations, a “Drag-Along Event”), CGP shall have the right to require that the GPA Éxito Holders Transfer the GPA-Held Stake upon the same terms and conditions as the CGP-Held Stake being Transferred by Casino (the “Drag-Along Right”).

3.3.2.	Upon the occurrence of a Drag-Along Event, CGP shall notify the proposed Transfer of Company Securities to the GPA Éxito Holders (the “Transfer Notice”) at the latest ten (10) Business Days before (1) the contemplated date of execution of the pre-arrangement required under Article 7.5.1.1.2 of Colombian Decree 2555 of 2010, if the Transfer of Company Securities must be completed through the Colombian Stock Exchange (Bolsa de Valores de Colombia), or (2) the contemplated Transfer Date if Colombian securities regulations do not apply to the Transfer. The Transfer Notice must include the following information:

(i)	the name (or company name) and the address (or the registered office) of the proposed Transferee;

(ii)	the number and nature of Company Securities contemplated to be Transferred by Casino and/or by the GPA Éxito Holders, as the case may be (the “Transferred Securities”);

(iii)	the price per Transferred Security;

(iv)	the terms and conditions of payment of the consideration for the Transferred Securities;

(v)	the other terms and conditions of the Transfer that would facilitate the valuation of the offer, together with the costs incurred in connection with the Transfer;

(vi)	whether or not CGP thereby exercises its Drag-Along Right.

3.3.3.	In case of exercise of the Drag-Along Right by Casino:

(i)	if and to the extent applicable, the Third Party Transferee shall launch a public acquisition offer (oferta pública de adquisición – OPA) in the Colombian Stock Exchange (Bolsa de Valores de Colomiba):

a)	for the Transferred Securities (i.e. those comprised of the CGP-Held Stake and the GPA-Held Stake);

b)	for the price per Transferred Security and otherwise in the terms set forth in the Transfer Notice; and

c)	in full compliance with all Colombian securities regulations applicable to public acquisition offers (ofertas públicas de adquisición - OPAs);

(ii)	the GPA Éxito Holders shall sign all agreements and documents pursuant to which all the Company Securities they hold will be Transferred to the Third Party Transferee under the same terms and conditions, on a pro-rata basis, as those offered by the Transferee to Casino, and in particular any core representations and warranties or any other usual guarantee, commitment or assurance that may be contained in these agreements and documents (other than with respect to non-competes and non-solicits undertakings), it being specified that CGP undertakes to use its reasonable best efforts to limit the representations and warranties given to the Third Party Transferee to core representations; any indemnification obligation of the GPA Éxito Holders shall not exceed the consideration received by the GPA Éxito Holders in exchange of its Company Securities;

(iii)	if Section 3.3.3(i) above applies, the GPA Éxito Holders shall take all measures necessary or convenient for each such GPA Éxito Holder to be able to accept the public acquisition offer (oferta pública de adquisición – OPA) in the Colombian Stock Exchange (Bolsa de Valores de Colomiba) and Transfer to the Third Party Transferee all the Transferred Securities it is required to Transfer pursuant to Section 3.3.3(ii) above;

(iv)	the GPA Éxito Holders shall disclose the agreements with the Third Party as may be required under applicable Colombian regulations; and

(v)	the GPA Éxito Holders shall bear a portion of the fees, costs and expenses pro rata to the proceeds received by each Transferor until the completion of the relevant Transfer.

3.4.	Tag-Along Right

3.4.1.	Under and subject to the conditions and exceptions set out in this Article 3.4, applicable Colombian public acquisition offer (oferta pública de adquisicón – OPA) regulations, as the case may be, and the exercise by CGP of its Drag Along Right, GPA shall benefit from (i) a total tag along right in the event of a Transfer of the CGP-Held Stake, and provided that CGP has not exercised the Drag-Along Right if it was entitled to do so, pursuant to which the GPA Éxito Holders shall have the right to sell the GPA-Held Stake (the “Total Tag Along Right”) and (ii) a proportional tag along right in the event of any Transfer of part of the CGP-Held Stake pursuant to which the GPA Éxito Holders shall have the right to sell a pro rata portion of the GPA-Held Stake (the “Pro Rata Portion”) (the “Proportional Tag Along Right”, and together with the Total Tag Along Right, the “Tag Along Right”).

3.4.2.	In case Casino wishes to Transfer all or part of the CGP-Held Stake or receives an offer for such Transfer from a bona fide Third Party (the “Transferee”) (a “Tag Along Event”), CGP shall notify the proposed Transfer of Company Securities to GPA (the “Transfer Notice”). The Transfer Notice must include the following information, it being specified, for the avoidance of doubt, that any and all applicable Colombian securities regulations on public acquisition offers (ofertas públicas de adquisición - OPAs) shall be complied with:

(i)	the name (or company name) and the address (or the registered office) of the proposed Transferee, as the case may be;

(ii)	the number and nature of Company Securities contemplated to be Transferred by Casino (the “Transferred Securities”);

(iii)	the price per Transferred Security;

(iv)	the terms and conditions of payment of the consideration for the Transferred Securities; and

(v)	the other terms and conditions of the Transfer that would facilitate the valuation of the offer, including, together with the costs incurred in connection with the Transfer.

3.4.3.	In the event of a Tag Along Event, the Transfer of Company Securities by Casino may not be completed unless, in accordance with applicable Colombian securities regulations, as the case may be, (i) the Transferee makes an offer to acquire simultaneously, as applicable, (x) all (and not less than all) or (y) the Pro Rata Portion of the GPA-Held Stake, under the same terms and conditions as those applicable to Casino or (ii) Casino (or any Person designated by Casino) makes an offer to acquire, as applicable, (x) all (and not less than all) or (y) the Pro Rata Portion of the GPA-Held Stake under the same terms and conditions as those applicable to Casino.

3.4.4.	If and to the extent applicable, Casino shall ensure that the corresponding public acquisition offer (oferta pública de adquisición – OPA) launched by the Transferee in the Colombian Stock Exchange (Bolsa de Valores de Colomiba)

(i)	covers all of the GPA-Held Stake or the Pro Rata Portion, as the case may be;

(ii)	for the price per Transferred Share and otherwise in the terms set forth in the Transfer Notice; and

(iii)	in full compliance with all Colombian securities regulations applicable to public acquisition offers (ofertas públicas de adquisición - OPAs).

3.4.5.	Within ten (10) Business Days from the receipt of the Transfer Notice, GPA shall notify to CGP its decision to exercise its corresponding Tag Along Right (the “Tag Along Notice”).

3.4.6.	The Tag Along Notice shall constitute an unconditional and irrevocable undertaking of the GPA Éxito Holders, as the case may be, to:

(i)	Transfer, to the extent legally required, through the applicable stock exchange mechanisms, (i) all the GPA-Held Stake to the Transferee (or, as applicable, to Casino or any of its Affiliate) in case of exercise of the Total Tag Along Right or (ii) the Pro Rata Portion of the GPA-Held Stake to the Transferee (or, as applicable, to Casino or any of its Affiliate) in case of exercise of the Proportional Tag Along Right;

(ii)	sign all agreements and documents (including any pre-agreements that may be required under applicable Colombian securities regulations) pursuant to which all (in case of exercise of the Total Tag Along Right) or the Pro Rata Portion (in case of exercise of the Proportional Tag Along Right) of the GPA-Held Stake will be Transferred to the Transferee under the same terms and conditions, on a pro-rata basis, as those offered by the Transferee to Casino, and in particular any core representations and warranties or any other usual guarantee, commitment or assurance that may be contained in these agreements and documents (other than with respect to non-competes and non-solicits undertakings), it being specified that CGP undertakes to use its reasonable best efforts to limit the representations and warranties given to the Transferee to core representations; any indemnification obligation of the GPA Éxito Holders shall not exceed the consideration received by the GPA Éxito Holders in exchange of its Company Securities; and

(iii)	bear a portion of the fees, costs and expenses incurred by Casino for the financial, legal, accounting or other advisors involved in the Transfer, pro rata to the proceeds received by each transferor until the completion of the relevant Transfer.

3.4.7.	Casino shall not be held liable in case the Transfer of the GPA-Held Stake or the Pro Rata Portion, as applicable, could not be completed due to the GPA Éxito Holders not taking all measures necessary or convenient for each such GPA Éxito Holder to be able to accept the public acquisition offer (oferta pública de adquisición – OPA) in the Colombian Stock Exchange (Bolsa de Valores de Colomiba) and Transfer to the Transferee all the Transferred Securities it is entitled to Transfer pursuant to the exercise of a Tag Along Right.

4.	MISCELLANEOUS

4.1.	Term; Termination

4.1.1.	The provisions of this Agreement shall come into force on the date on which Casino becomes a shareholder of Éxito (the “Effective Date”) and shall remain in full force and effect until the earlier of (i) such time when Casino, on the one hand, or the GPA Éxito Holders, on the other hand, no longer hold any Company Security, (ii) such time when the Parties hold an aggregate stake of less than 25% in the Company, (iii) such time when the composition of GPA’s board of directors ceases to be made up of a majority of board members appointed by CGP, (iv) such time when Casino and the GPA Éxito Holders are no longer considered a single beneficial owner under applicable Colombian regulations, or (v) the fifth (5th) anniversary of the Effective Date, except for the provisions set forth in Article 4.3 which shall remain in force for a period of two (2) years as from the termination date of this Agreement.

4.1.2.	For the avoidance of doubt, it is specified that the termination of this Agreement pursuant to this Article 4.1 shall be without prejudice to any acquired rights of any Party hereunder prior to such termination.

4.2.	Notices

4.2.1.	All notices, requests, demands and other communications under this Agreement shall be made in writing (and in English) and delivered (i) by hand delivery against receipt, (ii) by an express delivery service providing tracking status (for example Fedex) or (iii) by email confirmed within two (2) Business Days by express delivery service providing tracking status (for example Fedex), by the Parties at the addresses set forth in Schedule 4.2 (or at any other address notified by such Parties pursuant to this Article 4.2).

4.2.2.	Notices shall be deemed received:

(i)	when delivered by hand delivery against receipt, on the date indicated on the receipt,

(ii)	when delivered by express delivery service, the third (3rd) Business Day following the pick-up date specified on the tracking system provided by the express delivery service,

(iii)	when delivered by e-mail, at the date the e-mail was sent if it was sent before 6 p.m. or on the following Business Day if it was sent after 6 p.m. (provided however that the sending of the email be confirmed by express delivery service providing tracking status (for example Fedex)).

4.3.	Confidentiality

4.3.1.	The Parties agree that they will hold in strict confidence all information disclosed in connection with this Agreement, as well as its existence and its content and will not disclose the same to any Person without the prior written consent of the other Parties unless:

(i)	such information is already, or becomes, publicly available, through no fault of such Party;

(ii)	such information is disclosed to the Parties’ employees, officers and advisors, including, without limitation, financial advisors, attorneys and accountants, of any of the above who need to know such information for the purposes of reviewing and evaluating the transactions contemplated herein, and provided that they comply with a similar confidentiality undertaking;

(iii)	the use of such information is necessary or appropriate in making any filing or obtaining any consent required for the consummation of the transactions contemplated by this Agreement under applicable laws and regulations, provided that the Parties will do their reasonable best efforts to limit such disclosure to what is strictly required pursuant to applicable laws and regulations;

(iv)	such information shall be disclosed by the Company in accordance with applicable laws and regulations, provided that the Parties will do their reasonable best efforts to limit such disclosure to what is strictly required pursuant to applicable Laws; or

(v)	requested or required to disclose by any court or other judicial authority or pursuant to any enquiry or investigation by any government or any agency, instrumentality or political subdivision thereof, which is lawfully entitled to require any such disclosure, it being specified that (i) the Party so requested or required shall provide the other Party with prompt notice of such request or requirement and to the full extent possible before such disclosure and (ii) the Parties will do their reasonable best efforts to limit any public disclosure to what is strictly required pursuant to applicable laws and regulations.

4.3.2.	The Parties acknowledge and agree that a copy of this Agreement (or an excerpt of the voting agreements) shall be disclosed and filed in accordance with the requirements of Colombian and Brazilian securities’ and stock exchange rules and regulations. The Parties shall consult with each other and agree on the corresponding disclosures ahead of their communication to the authorities and market.

4.3.3.	The restrictions contained in this Article 4.3 shall apply for the duration of this Agreement and shall continue to apply until the expiry of a two (2) year-period from the date on which this Agreement shall have ceased to have effect.

4.4.	Law and jurisdiction

4.4.1.	This Agreement and any contractual or non-contractual obligation arising out of or in connection with this Agreement shall be governed by, and construed in accordance with, French law.

4.4.2.	Any dispute or claim arising out of or in connection with this Agreement, including its subject matter, existence, validity, formation, breach, enforcement or termination and including non-contractual disputes or claims shall be referred to and finally resolved by arbitration under the ICC’s International Court of Arbitration Rules. The number of arbitrators shall be three, the seat, or legal place, of arbitration shall be Geneva, Switzerland and the language to be used in the arbitration shall be English. For the avoidance of doubt this clause will not prevent either party from bringing proceedings in any other jurisdiction to obtain security or other interim or ancillary relief or to enforce any award of the arbitral tribunal.

[Signature page follows.]

On 9th August 2023

/s/ Jean-Yves Haagen	/s/ Carlos Eduardo Prado
CASINO, GUICHARD-PERRACHON	HELICCO PARTICIPAÇÕES LTDA.
Represented by Mr Jean-Yves Haagen	Represented by Mr Carlos Eduardo Prado

/s/ Pascal Rivet	/s/ Marcelo Ribeiro Pimentel
/s/ Rafael Russowsky

SEGISOR	COMPANHIA BRASILEIRA DE DISTRIBUIÇãO

Represented by Mr Pascal Rivet	Represented by Marcelo Ribeiro Pimentel and
Rafael Russowsky

/s/ Pascal Rivet	/s/ Marcelo Ribeiro Pimentel
/s/ Rafael Russowsky

GEANT INTERNATIONAL B.V.	GPA 2 EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Represented by Mr Pascal Rivet	Represented by Marcelo Ribeiro Pimentel and
Rafael Russowsky

Schedule 3.1.1.

Adherence agreement

THIS AGREEMENT (the “Agreement”) is made on [●],

BY [●] (the “New Shareholder”).

WHEREAS:

(A)	This Agreement is entered into pursuant to Article 3.1.1(iii) of the shareholders’ agreement dated 9th August 2023 between Casino and the GPA Exito Holders (both as defined therein), as such shareholders’ agreement shall have been or may be amended or supplemented from time to time (the “Shareholders’ Agreement”).

(B)	On the date hereof or hereafter, [Casino or GPA entity] (the “Transferor”) is transferring or shall transfer to the New Shareholder [number of Company Securities] ([●]) Company Securities of Almacenes Éxito S.A. (the “Company”).

(C)	Any capitalized term not otherwise defined herein shall have the meaning given to it in the Shareholders’ Agreement.

THIS AGREEMENT witnesses as follows:

1.	The New Shareholder hereby adheres to and agrees to be bound by the provisions of the Shareholders’ Agreement and to perform the obligations imposed by the Shareholders’ Agreement which are to be performed on or after the date of this Agreement in the same capacity as the Transferor, as if the New Shareholder had been a party to the Shareholders’ Agreement since its entry into force.

2.	This Agreement is made for the benefit of (a) the original parties to the Shareholders’ Agreement and (b) any other person or persons who after the date of the Shareholders’ Agreement (and whether or not prior to or after the date of this Agreement) adheres to the Shareholders’ Agreement.

3.	This Agreement shall be governed by and construed in accordance with French law.

4.	Any dispute or claim arising out of or in connection with this Agreement, including its subject matter, existence, validity, formation, breach, enforcement or termination and including non-contractual disputes or claims shall be referred to and finally resolved by arbitration under the ICC’s International Court of Arbitration Rules. The number of arbitrators shall be three, the seat, or legal place, of arbitration shall be Geneva, Switzerland and the language to be used in the arbitration shall be English. For the avoidance of doubt this clause will not prevent either party from bringing proceedings in any other jurisdiction to obtain security or other interim or ancillary relief or to enforce any award of the arbitral tribunal.

In witness of which this Agreement has been executed and delivered by the New Shareholder on the date which first appears above.

[●]

Schedule 4.2

Addresses

If to Casino:	Groupe Casino Direction Juridique Att: Address: 1, cours Antoine Guichard 42000 Saint-Etienne, France Email:

With a copy to:	Bredin Prat SAS Address: 53 quai d’Orsay, 75007 Paris, France Attn: Email:

If to GPA:	GPA Attn: Address: Avenida Brigadeiro Luís Antônio, No. 3.142, in the city of São Paulo, state of São Paulo, Postal Code 01402-000 Emails:

With a copy to:	GPA Legal Department Address: Avenida Brigadeiro Luís Antônio, No. 3.142, in the city of São Paulo, state of São Paulo, Postal Code 01402-000 Attn: Email: